Filed by Gentherm Incorporated

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Gentherm Incorporated

Commission File No.: 000-21810

The following is a transcript of a Town Hall meeting of Gentherm employees on January 29, 2026 in connection with the proposed business combination between Gentherm Incorporated (“Gentherm”) and Platinum SpinCo Inc. (“SpinCo”), a wholly owned subsidiary of Modine Manufacturing Co. (“Modine”)

Gentherm Town Hall Transcript

0:07

Hello everyone and thanks for taking the time to join us today.

0:09

I understand this is very short notice and I appreciate your flexibility.

0:14

Joining me are Jon Douyard, Barb Runyon and Wayne Kauffman.

0:17

We’re excited to speak with you all about the announcement we made this morning that we have a reached an agreement to combine Modine Performance Technologies with Gentherm.

0:27

I’ll be leading the company’s as CEO and I couldn’t be more excited about what we’re going to build together.

0:32

This is a significant milestone and I am confident that this combination will contribute immensely to our continued to success.

0:40

I’d like to spend a bit of time on why we believe Modine Performance Technologies is such a good fit for Gentherm, what this means for us all and what comes next.

0:50

I will also take this time to answer your questions to the extent we can.

0:54

Let me start by telling you about Modine Performance Technologies.

0:58

For those of you who are unfamiliar with them, Modine Performance Technologies is currently part of Modine.

1:04

Once this transaction is complete, Modine Performance Technologies will become part of Gentherm.

1:11

I’ll talk about this more in a moment, but that means we’ll be adding Modine Performance Technologies’ end markets, customers, and their team.

1:19

Modine Performance Technologies has been a leader and innovator in thermal management for more than a century.

1:26

They have a global footprint in 10 countries and a talented team of more than 5000 people.

1:32

They provide highly engineered mission critical thermal management solutions across the commercial vehicle, heavy duty equipment and fast growing power generation end markets.

1:45

They share our values including our strong operational excellence, focus and commitment to providing best in class technology and solutions.

1:55

By joining forces, we’re creating a company with greater scale, broader reach and the ability to deliver even more value to our customers.

2:04

This combination will establish us as a scaled leader in thermal management solutions with expanded technologies and capabilities in precision flow management, positioning the company for long term success.

2:17

With Modine Performance Technologies, we’ll significantly increase our revenue base and have a strengthened financial profile with ample opportunities for future growth.

2:29

As you all know, part of our strategy has been to expand our presence in attractive end markets outside of light vehicles and with this transaction we will benefit from Modine Performance Technologies’ strength in areas like commercial vehicles, heavy duty equipment and fast growing power generation.

2:47

We will be more balanced with approximately one third of pro forma revenue generated in these attractive end markets which will create a stronger foundation for continued growth.

2:59

Additionally, we believe the commercial opportunities are extensive.

3:03

Modine Performance Technologies brings long standing relationships and brand recognition across a blue chip customer base.

3:10

This includes John Deere, Caterpillar, Volvo construction equipment, Stellantis and Cummins.

3:17

Combining with Modine Performance Technologies gives us direct access to these customers.

3:23

We’ll be able to offer a more complete set of solutions because our capabilities and products complement one another.

3:30

From an engineering perspective, we are both engaged in thermal flow management and our valves, air moving devices and electronics products and capabilities have applications in their products.

3:43

Together, we will open the door to new and joint product innovations.

3:47

By combining both companies expertise and capabilities, we’ll be able to offer more solutions to our broader customer base.

3:55

And finally, this sets us up for accelerated growth.

4:00

We’ll have the scale, customer relationships and operational strengths to compete and win in more places around the world.

4:09

We’ll maintain our strong financial foundation and have the flexibility to invest more both organically in our business and through acquisitions to drive our business forward.

4:19

So I’m sure you’re wondering what this means for you. To take a step back.

4:23

The way this combination is structured is something called a Reverse Morris Trust.

4:28

This is a transaction structure intended to be tax free for Modine shareholders.

4:34

Modine Performance Technologies is currently part of Modine.

4:37

Modine will separate Modine Performance Technologies into its own company and that company will then combine with Gentherm.

4:44

Once this transaction is complete, we will retain the Gentherm name, remain headquartered in Novi, Michigan, and will continue to be publicly traded on the NASDAQ stock exchange.

4:55

I will continue to lead the company as CEO.

4:58

Our intent is to run Modine Performance Technologies as a division of Gentherm, where Jeremy Patton, the current President of that business will continue in his role.

5:08

We expect the transaction to close in the fourth quarter of calendar year 2026 and until then, Gentherm and Modine Performance Technologies will remain separate and continue to operate independently.

5:21

Longer term, this transaction is about growth and building on what we have.

5:25

Over time, this will bring new opportunities to work on different projects, to collaborate with new colleagues around the world, and to grow your skills and careers.

5:33

We’re also bringing together two cultures of highly skilled teams focused on innovation and quality.

5:40

Both Gentherm and Modine Performance Technologies have a commitment to operating excellence, to solving problems for customers, and to innovating with discipline and integrity.

5:51

I believe that cultural fit is one of the most important ingredients for making this a success.

5:56

There’s a lot of work ahead to plan for integration, but we’re starting from a position of strength and as we think about the future state of the company, our goal is to ensure each business is positioned to continue excelling at what they do best, but also allowing us to capture the exciting commercial opportunities this unlocks for us.

6:16

We’ll keep you updated regularly, and you’ll have opportunities to learn more about Modine Performance Technologies and how we’ll work together.

6:24

This is an early milestone of bringing our long term strategy to life and as a result of hard work, creativity, and the dedication you bring every day, we wouldn’t be in a position to take this bold step without each of you.

6:37

I’m excited about what’s ahead and I’m confident that together with our new colleagues from Modine Performance Technologies, we’ll accomplish great things.

6:45

Thank you.

6:45

And now let’s open it up to questions.

6:46

Melissa.

6:48

Yep, as a reminder, please submit any questions you might have using the Q&A feature.

6:54

So Bill, I will turn the Q&A over to you now.

7:09

So we have two.

7:12

The first one says what do we expect the stock price to do with this announcement?

7:16

The answer is we have no idea what the stock price will do with this announcement.

7:21

This announcement isn’t about short term stock price performance.

7:26

This announcement is about long term strategy and becoming a more resilient company for the future.

7:33

One thing that I will tell you that will continue to help our stock is if we as Gentherm stay focused on profitable growth, margin expansion, operational excellence, free cash flow. That’s what we have to stay focused on every day.

7:52

Says which sites of Gentherm will stay with Modine, which will become part of Gentherm?

7:59

Not sure I understand the question the way it’s worded, but Gentherm and Modine Performance Technologies will operate as separate business units.

8:10

OK.

8:10

You guys shouldn’t think of this as an integration play like we’ve done with Alfmeier the past. This is two divisions with different products coming together to serve broader markets.

8:27

Hey, Bill on that.

8:27

Just to add, so currently, Modine before today’s announcement operated in two segments, Performance Technologies and Climate Solutions.

8:38

So Climate Solutions remains with Modine and Performance Technologies spins and merges with Gentherm just for clarity for the team.

8:52

Yeah, this one says.

8:55

And John, I’ll let you answer it because it’s really along the RMT structure.

8:59

How much percentage of Modine will we own with this transaction?

9:08

So I mean, playing off what Barb just talked about, you know, we’re taking roughly half of what is the Modine business today in their Performance Technologies segment the way this transaction is structured.

9:23

And there looks like there’s another question in here in terms of how much did we pay to buy the company.

9:29

The way this transaction is structured, we’re valuing that company at roughly a billion dollars, a little bit less than that and we’re funding it through the issuance of stock as well as there is a dividend that’s going or cash distribution that’s going back to Modine, the remaining Modine company.

9:51

And so, you know, what we like about this transaction is it gives us a lot of flexibility from a balance sheet perspective, meaning, we, you know, we view financial strength as a key differentiator for us.

10:08

And this allows us to have plenty of access to capital to be able to reinvest in the business, whether that’s through organic initiatives or, you know, continuing to look at M&A. We’re ultimately returning it to shareholders.

10:20

And so I think as we look at the way this transaction’s structured, the fact that it gives us another platform for growth, we’re really excited about what it means for us and it provides, a nice stable financial foundation for us.

10:35

Thanks, John.

10:35

Yeah, and I don’t think we can emphasize that enough, right?

10:39

This structure that the team has put together is very advantageous to us.

10:43

We’re not creating a bunch of leverage to create this combination.

10:48

So we maintain our financial flexibility.

10:53

Here’s a great question, really says what can the different functions and parts of Gentherm do at this point to help with integration and get prepared for the merge with Modine Performance Technologies?

11:06

What we need to do is stay focused on everything we’ve been talking about in 2025, right?

11:13

And we’ve been very clear that this year we have opportunities and quality improvement.

11:18

We have opportunities in plant and equipment utilization and we have to stay focused on expanding margins through the bottom twenty process that we started in product line management, right.

11:31

So the better that we perform as Gentherm now, the easier everything becomes in the future.

11:40

So we just need you to stay focused on executing perfectly day-to-day on what we do that helps us get ready.

11:49

There’s a lot of questions around here around the plants, like which Modine production facilities will be merged between Gentherm.

12:03

Let me there.

12:04

There’s a few along those lines, but I want to answer this very, very specifically.

12:08

Spend some time looking at the products of Modine Performance Technologies.

12:13

What you will see is from a manufacturing standpoint, their core competencies are very different from our core competencies.

12:22

So they build heat exchangers, thermal modules, power generation, shrouds and radiators.

12:33

Their core competency is vacuum brazing and controlled air brazing.

12:40

They’re a precision manufacturer on that front.

12:43

They also do stamping.

12:45

Their operations are not the same as our operations.

12:50

We have different core competencies and operations.

12:52

Where this company comes together and why this is so exciting is we are both experts in thermal management, experts in innovation, experts in precision flow management, and we are market leaders.

13:08

So with this transaction, instead of having a narrow product offering in the light vehicle market only, we have a broader product offering and multiple markets and that makes for a stronger, more resilient company.

13:29

What does Modine do?

13:30

I would invite you, I just kind of hit that, but I would invite you to take a look at their website.

13:35

Let’s see.

13:42

How will this merger affect our daily work and tasks?

13:49

What I will tell you is it should not affect your daily work and tasks.

13:52

It goes right back to what I said is we have to stay focused on what we should be doing every day and executing.

14:00

There certainly will be some synergies, and the synergies will really be along the lines of product integration, which I’m going to use to feed into the next question.

14:09

It said, where do you see synergies and our products, technologies and customer base.

14:14

So I think this will be a great one to end on.

14:18

So here’s what I’m super excited about.

14:22

I would say we have three very distinct product synergies with Modine Performance Technologies. Number one is just cross selling.

14:34

In some of the workshops that I sat in with the Modine team, one of the things they talked about is they said all of the agricultural equipment we sell into is 100 horsepower.

14:43

Plus they all have self-contained cabins.

14:46

They all benefit from climate and comfort solutions and we have direct access to those markets and those channels.

14:54

So number one is they’ll be able to accelerate our cross selling into the markets that we identified as attractive early in 2025 when we developed our strategy.

15:03

Number two is there’s product integration capability.

15:09

Every single system that Modine Performance Technologies sells requires a valve and they don’t produce valves, but all of the systems require valves for fluid or air management.

15:22

So there is large product integration opportunities and between the two expertise core competencies between the companies. There is opportunity to create new innovative products to service that market.

15:38

So together we have a better opportunity for product integration for the next generation of valves that integrates into their system and drive scale.

15:48

And thirdly, they have access in markets that we’ve been assessing and trying to figure out how to get into, as an example, India, they have a brick-and-mortar footprint in India.

16:00

So that is very beneficial for us.

16:02

So I go back to everybody has to think about this as Modine is coming in as a division of Gentherm.

16:14

They’re going to provide a scale, they’re going to provide access to other markets.

16:18

There’s an opportunity for us to help them cross sell into light vehicle with their products and we can do things together faster than we could do separately.

16:29

So very excited about this.

16:31

You should all be excited about it.

16:33

Just like I said, the commitment that I need from you is we have to continue to deliver as Gentherm.

16:38

There will be no excuse for us to not deliver as Gentherm because this won’t fix something that we should be doing internally.

16:46

So let’s just make sure we stay focused on driving operational excellence, on expanding margins, on profitable growth and that can guarantee you that our best days are ahead of us.

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy or exchange any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. It does not constitute a prospectus or prospectus equivalent document. No offering or sale of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”), and otherwise in accordance with applicable law.

Additional Information and Where to Find It

In connection with the proposed transaction between Modine, SpinCo and Gentherm (the “Proposed Transaction”), the parties intend to file relevant materials with the U.S. Securities and Exchange Commission (the “SEC”), including, among other filings, a registration statement on Form S-4 to be filed by Gentherm (the “Form S-4”) that will include a preliminary proxy statement/prospectus of Gentherm and a definitive proxy statement/prospectus of Gentherm, the latter of which will be mailed to shareholders of Gentherm, and a registration statement on Form 10 to be filed by SpinCo that will incorporate by reference certain portions of the Form S-4 and will serve as an information statement/prospectus in connection with the spin-off of SpinCo from Modine. INVESTORS AND SECURITY HOLDERS OF GENTHERM AND MODINE ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, THE INFORMATION STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT GENTHERM, MODINE, SPINCO, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Form S-4 and the proxy statement/prospectus (when available) and other documents filed with the SEC by Gentherm,

SpinCo or Modine through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Gentherm will be available free of charge on Gentherm’s website at ir.Gentherm.com under the tab “Financial Info” and under the heading “SEC Filings.” Copies of the documents filed with the SEC by Modine and SpinCo will be available free of charge on Modine’s website at investors.Modine.com under the tab “Financials” and under the heading “SEC Filings.”

Participants in the Solicitation

Gentherm, Modine and their respective directors and executive officers and other members of management and employees may be considered participants in the solicitation of proxies from Gentherm stockholders in connection with the Proposed Transaction. Information about the directors and executive officers of Gentherm is set forth in its Annual Report on Form 10-K for the year ended December 31, 2024, which was filed with the SEC on February 19, 2025, and its proxy statement for its 2025 annual meeting of shareholders, which was filed with the SEC on March 27, 2025. To the extent holdings of Gentherm’s securities by its directors or executive officers have changed since the amounts set forth in such filings, such changes have been or will be reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Beneficial Ownership on Form 4 filed with the SEC. Information about the directors and executive officers of Gentherm and other information regarding the potential participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the Proposed Transaction. Information about the directors and executive officers of Modine is set forth in its Annual Report on Form 10-K for the year ended March 31, 2025, which was filed with the SEC on May 21, 2025, and its proxy statement for its 2025 annual meeting of shareholders, which was filed with the SEC on July 9, 2025. To the extent holdings of Modine’s securities by its directors or executive officers have changed since the amounts set forth in such filings, such changes have been or will be reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Beneficial Ownership on Form 4 filed with the SEC. You may obtain these documents (when they become available) free of charge through the website maintained by the SEC at www.sec.gov and from Gentherm’s website and Modine’s website as described above.

Cautionary Statement Regarding Forward-Looking Statements

This communication includes “forward-looking statements” as that term is defined in Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding the Proposed Transaction among Gentherm, Modine and SpinCo. These forward-looking statements may be identified by the words “believe,” “feel,” “project,” “expect,” “anticipate,” “appear,” “estimate,” “forecast,” “outlook,” “target,” “endeavor,” “seek,” “predict,” “intend,” “suggest,” “strategy,” “plan,” “may,” “could,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” or the negative thereof or variations thereon or similar terminology generally intended to identify forward-looking statements. All statements, other than historical facts, including, but not limited to, statements regarding the expected timing and structure of the Proposed Transaction, the ability of the parties to complete the Proposed Transaction, the expected benefits of the Proposed Transaction, including future financial and operating results, anticipated strategic benefits of the Proposed Transaction, the amount and timing of synergies from the Proposed Transaction, the tax consequences of the Proposed Transaction, the terms and scope of the expected financing in connection with the Proposed Transaction, the aggregate amount of indebtedness of the combined company following the closing of the Proposed Transaction, the combined company’s plans, objectives, expectations and intentions, legal, economic and regulatory conditions, and any assumptions underlying any of the foregoing, are forward-looking statements.

These forward-looking statements are based on Gentherm’s and Modine’s current expectations and are subject to risks and uncertainties surrounding future expectations generally. Actual results could differ materially from those currently anticipated due to a number of risks and uncertainties, many of which are beyond Gentherm’s and Modine’s control. None of Gentherm, Modine, SpinCo or any of their respective directors, executive officers, advisors or representatives make any representation or provide any assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements will actually occur, or if any of them do occur, what impact they will have on the business, results of operations or financial condition of Gentherm, Modine or the combined business. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements, including developments that could have a material adverse effect on Gentherm’s and Modine’s businesses and the ability to successfully complete the Proposed Transaction and realize its benefits. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) that one or more closing conditions to the Proposed Transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Proposed Transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the shareholders of Gentherm may not be obtained; (2) the risk that the Proposed Transaction may not be completed on the terms or in the time frame expected by Gentherm, Modine and SpinCo, or at all; (3) unexpected costs, charges or expenses resulting from the Proposed Transaction; (4) uncertainty of the expected financial performance of the combined company following completion of the Proposed Transaction; (5) failure to realize the anticipated benefits of the Proposed Transaction, including as a result of delay in completing the Proposed Transaction or integrating the businesses of Gentherm and SpinCo, on the expected timeframe or at all; (6) the ability of the combined company to implement its business strategy; (7) difficulties and delays in the combined company achieving revenue and cost synergies; (8) inability of the combined company to retain and hire key personnel; (9) the occurrence of any event that could give rise to termination of the Proposed Transaction; (10) the risk that shareholder litigation in connection with the Proposed Transaction or other litigation, settlements or investigations may affect the timing or occurrence of the Proposed Transaction or result in significant costs of defense, indemnification and liability; (11) evolving legal, regulatory and tax regimes; (12) changes in general economic and/or industry specific conditions or any volatility resulting from the imposition of and changing policies, including those policies with respect to tariffs; (13) actions by third parties, including government agencies; (14) the risk that the anticipated tax treatment of the Proposed Transaction is not obtained; (15) the risk of greater than expected difficulty in separating the business of SpinCo from the other businesses of Modine; (16) risks related to the disruption of management time from ongoing business operations due to the pendency of the Proposed Transaction, or other effects of the pendency of the Proposed Transaction on the relationship of any of the parties to the Proposed Transaction with their employees, customers, suppliers, or other counterparties; and (17) other risk factors detailed from time to time in Gentherm’s and Modine’s reports filed with the SEC, including Gentherm’s and Modine’s annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other documents filed with the SEC, including documents that will be filed with the SEC in connection with the Proposed Transaction. The foregoing list of important factors is not exclusive.

Any forward-looking statements speak only as of the date of this communication. None of Gentherm, Modine or SpinCo undertakes, and each party expressly disclaims, any obligation to update any forward-looking statements, whether as a result of new information or development, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Use of Non-GAAP Financial Measures

In addition to the financial measures presented in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”), this communication includes certain non-GAAP financial measures (collectively, the “Non-GAAP Measures”), such as adjusted EBITDA, adjusted EBITDA margin, net leverage ratio, and adjusted EPS. These Non-GAAP Measures should not be used in isolation or as a substitute or alternative to results determined in accordance with U.S. GAAP. In addition, Gentherm’s and Modine’s definitions of these Non-GAAP Measures may not be comparable to similarly titled non-GAAP financial measures reported by other companies. Gentherm has presented its expectations regarding Adjusted EBITDA without the corresponding GAAP metric or a reconciliation to a corresponding GAAP metric as such information is not available without unreasonable effort at the time of the release of this preliminary financial information.